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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

DIGITAL LIGHTWAVE, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

253855 10 0

(CUSIP Number)

PETER COHN, ESQ.
ORRICK, HERRINGTON & SUTCLIFFE LLP
1000 MARSH ROAD
MENLO PARK, CA 94025

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

FEBRUARY 10, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 253855 10 0			Page 1 of 4

1.	Name of Reporting Person: DR. BRYAN J. ZWAN		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☑

6.	Citizenship or Place of Organization: UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With
7.	Sole Voting Power:
50,745,731 (including 2,250,000 of which shares are subject to forward sale agreements and pledge agreements and 35,995,723 shares issuable upon conversion of a secured convertible promissory note)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 48,495,731 (including 35,995,723 shares issuable upon conversion of a secured convertible promissory note)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
50,745,731 (including 2,250,000 of which shares are subject to forward sale agreements and pledge agreements and 35,995,723 shares issuable upon conversion of a secured convertible promissory note)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 71.3%[1]

14.	Type of Reporting Person (See Instructions): IN

1 Based on 71,174,274 shares outstanding. Such amount equals the sum of 35,178,551 shares of the Issuer’s Common Stock outstanding as of April 8, 2005 (as reported on the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 18, 2005), plus 35,995,723 shares of the Issuer’s Common Stock issuable upon the conversion of the Note (as defined below) as of April 18, 2005.

CUSIP No. 253855 10 0			Page 2 of 4

1.	Name of Reporting Person: ZG NEVADA LIMITED PARTNERSHIP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: NEVADA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 13,768,750 (including 2,250,000 of which shares are subject to forward sale agreements and pledge agreements)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 11,518,750

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,768,750 (including 2,250,000 of which shares are subject to forward sale agreements and pledge agreements)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.3%[1]

14.	Type of Reporting Person (See Instructions): PN

1 Based on 71,174,274 shares outstanding. Such amount equals the sum of 35,178,551 shares of the Issuer’s Common Stock outstanding as of April 8, 2005 (as reported on the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 18, 2005), plus 35,995,723 shares of the Issuer’s Common Stock issuable upon the conversion of the Note (as defined below) as of April 18, 2005.

CUSIP No. 253855 10 0			Page 3 of 4

1.	Name of Reporting Person: ZG NEVADA, INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: NEVADA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 13,768,750 (including 2,250,000 of which shares are subject to forward sale agreements and pledge agreements)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 11,518,750

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,768,750 (including 2,250,000 of which shares are subject to forward sale agreements and pledge agreements)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.3%[1]

14.	Type of Reporting Person (See Instructions): CO

1 Based on 71,174,274 shares outstanding. Such amount equals the sum of 35,178,551 shares of the Issuer’s Common Stock outstanding as of April 8, 2005 (as reported on the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 18, 2005), plus 35,995,723 shares of the Issuer’s Common Stock issuable upon the conversion of the Note (as defined below) as of April 18, 2005.

CUSIP No. 253855 10 0			Page 4 of 4

1.	Name of Reporting Person: OPTEL CAPITAL, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 36,976,981 (including 35,995,723 shares issuable upon conversion of a secured convertible promissory note)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 36,976,981 (including 35,995,723 shares issuable upon conversion of a secured convertible promissory note)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 36,976,981 (including 35,995,723 shares issuable upon conversion of a secured convertible promissory note)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 52.0%[1]

14.	Type of Reporting Person (See Instructions): OO

1 Based on 71,174,274 shares outstanding. Such amount equals the sum of 35,178,551 shares of the Issuer’s Common Stock outstanding as of April 8, 2005 (as reported on the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 18, 2005), plus 35,995,723 shares of the Issuer’s Common Stock issuable upon the conversion of the Note (as defined below) as of April 18, 2005.

ITEM 1: SECURITY AND ISSUER

     This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) relates to the Common Stock, $0.0001 par value per share (“Common Stock”) of Digital Lightwave, Inc. (the “Issuer”). This Amendment No. 11 amends Amendment No. 10 to Schedule 13D filed by Dr. Zwan, ZG Nevada Limited Partnership and ZG Nevada, Inc. (the “Reporting Persons”) with the Securities and Exchange Commission on January 10, 2005 (“Amendment No. 10”). Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 10. The principal executive offices of the Issuer is 15550 Lightwave Drive, Clearwater, Florida 33760.

ITEM 2: IDENTITY AND BACKGROUND

     Item 2 of Amendment No. 6 to Schedule 13D filed by the Reporting Persons on May 13, 2002 and Amendment No. 7 to Schedule 13D filed by the Reporting Persons on July 21, 2003 is hereby amended and restated in its entirety as follows:

     “(A, B, C and F) This Amendment is being filed by (i) Dr. Bryan J. Zwan, (ii) ZG Nevada Limited Partnership, a limited partnership formed under the laws of the State of Nevada (“ZG Partnership”), (iii) ZG Nevada, Inc., a Nevada corporation (“ZG Inc.”) and (iv) Optel Capital, LLC, a Delaware limited liability company (“Optel”). ZG Inc. is the sole general partner of ZG Partnership, and Dr. Zwan is the sole limited partner of ZG Partnership. Dr. Zwan is the sole shareholder, President and a director of ZG Inc. Dr. Zwan is the sole unitholder and President of Optel.

     Dr. Zwan’s address is c/o Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, California 94025, Attn: Peter Cohn, Esq. Dr. Zwan’s principal occupation is Chairman of the Issuer. Dr. Zwan is a United States citizen. The principal business of ZG Partnership is investing. The principal office of ZG Partnership is 3000 Bayport Drive, Suite 740, Tampa, Florida 33607. The principal business of ZG Inc. is investing. The principal office of ZG Inc. is 3000 Bayport Drive, Suite 740, Tampa, Florida 33607. The principal business of Optel is investing. The principal office of Optel is 3000 Bayport Drive, Suite 740, Tampa, Florida 33607.

     (D and E) On March 29, 2000, the Securities and Exchange Commission (“SEC”) filed a complaint in the U.S. District Court for the Middle District of Florida alleging that Dr. Zwan violated Sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Securities Act of 1933, as amended, Section 10(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rules 10b-5 and 13b2-2 thereunder, and that he aided and abetted the Issuer’s alleged violations of Sections 13(a) and 13(b)(2) of the Exchange Act and Rules 13a-13 and 12b-20 thereunder. On October 23, 2001, as part of a settlement between Dr. Zwan and the SEC, the U.S. District Court for the Middle District of Florida entered a judgment prohibiting Dr. Zwan from violating certain “books and records” provisions of the federal securities laws, and imposing a civil penalty of $10,000. Pursuant to the settlement, the SEC dismissed, with prejudice, all allegations that Dr. Zwan had engaged in fraudulent conduct, and Dr. Zwan consented to the entry of the judgment without admitting or denying the SEC’s remaining allegations.

     Except as noted in this subsection, during the last five years, none of Dr. Zwan, ZG Partnership, ZG Inc. nor Optel (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.”

ITEM 4. PURPOSE OF THE TRANSACTION

     Item 4(a)(D) of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 1, 2004 is hereby deleted and restated in its entirety by new Item 4(a)(N) as follows:

“(N) On September 16, 2004, the Issuer and Optel executed that certain Loan and Restructuring Agreement (the “Loan Agreement”) pursuant to which Optel (i) advanced to the Issuer $1,350,000 in additional funds, bringing the total principal amount of the debt owed by the Issuer to Optel to $27,000,000, (ii) extended the maturity of the entire $27,000,000 in principal until December 31, 2005 and (iii) extended the maturity of the outstanding accrued interest of approximately $2,000,000, plus additional interest that accrues in the future, until September 16, 2005. On July 31, 2004 all of the prior outstanding principal and accrued interest owed to Optel had matured and was due and payable in full upon demand by Optel at any time. A copy of the Loan Agreement is attached to the Issuer’s Current Report on Form 8-K filed on September 21, 2004 and is incorporated by reference herein.

     In connection with the Loan Agreement, on September 16, 2004 the Issuer issued Optel a Secured Convertible Promissory Note (the “Note”) evidencing all of such indebtedness. The aggregate principal and interest amounts owed under the Note may be converted into Common Stock of the Issuer at the option of Optel at any time following the approval of such conversion feature by the Disinterested Stockholders (as described below) at a conversion price based on the average trading price of the Common Stock during the five-day period preceding the date of any conversion (the “Applicable Conversion Price”). A copy of the Note is attached to the Issuer’s Current Report on Form 8-K filed on September 21, 2004 and is incorporated by reference herein.

     The Issuer and Optel have made it a condition to the Note becoming convertible that the conversion feature be approved by the holders of a majority of the outstanding shares of Common Stock of the Issuer who are not affiliated with Optel or any of its affiliates (the “Disinterested Stockholders”). On February 10, 2005, at a special meeting of the stockholders of the Issuer, the conversion feature of the Note was approved by the Disinterested Stockholders. Accordingly, Optel may now convert all or any portion of the Note into shares of Common Stock of the Issuer at any time at the Applicable Conversion Price. As of April 18, 2005, the aggregate outstanding principal and accrued interest under the Note was approximately $29,497,214 and the Applicable Conversion Price was approximately $0.8157. Accordingly, on April 18, 2005, Optel had the right to convert the Note into an aggregate of 35,995,723 shares of the Issuer’s Common Stock. Because all or a portion of the Note is convertible into the Issuer’s Common Stock at any time, and from time to time, the actual number of shares of the Issuer’s Common Stock into which the Note will be converted can not be determined, and for purposes of this Amendment such amount will be based on the number of shares into which the Note could have been converted on April 18, 2005, assuming the Note was converted in full.

     On the basis of such calculations, Dr. Zwan may be considered beneficially to own 50,745,731 shares of the Issuer’s Common Stock (including 2,250,000 shares of which are subject to forward sale agreements and pledge agreements and 35,995,723 shares issuable upon conversion of the Note), or 71.3% of the outstanding shares of the Issuer’s Common Stock. Further, Optel may be considered beneficially to own 36,976,981 shares of the Issuer’s Common Stock (including 35,995,723 shares issuable upon conversion of the Note), or 52.0% of the outstanding shares of the Issuer’s Common Stock. Such calculations are based on the outstanding shares of Issuer’s Common Stock as reported on the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 18, 2005.

     Also in connection with the Loan Agreement, Optel and the Issuer also entered into that certain Twenty Second Amended and Restated Security Agreement, dated as of September 16, 2004 (the “Security Agreement”), pursuant to which the Issuer granted Optel a first priority security interest in substantially all of the assets of the Issuer to secure its obligations under the Note. A copy of the Security Agreement is attached to the Issuer’s Current Report on Form 8-K filed on September 21, 2004 and is incorporated by reference herein.

     The parties also entered into a Registration Rights Agreement, dated as of September 16, 2004 (the “Rights Agreement”), pursuant to which the Issuer agreed to file a registration statement covering the resale by Optel of the shares of Common Stock issuable upon conversion of the Note. A copy of the Rights Agreement is attached to the Issuer’s Current Report on Form 8-K filed on September 21, 2004 and is incorporated by reference herein.

     All of the foregoing transaction were approved by the board of directors of the Issuer on September 15, 2004, upon the approval by the Special Committee of the board, and the conversion feature of the Note was approved by the Disinterested Stockholders on February 10, 2005. The Special Committee is composed solely of independent directors of the Issuer who are not affiliated with Optel or its affiliates and were not interested in any of the foregoing transactions.”

     Item 4(a)(B) of Amendment No. 6 to Schedule 13D filed by the Reporting Persons on May 13, 2002 is hereby deleted and restated in its entirety by new Item 4(a)(O) as follows:

“(O) On March 1, 2000, ZG Partnership entered into a forward sale agreement (“Agreement I”) relating to up to 750,000 shares of Common Stock. Agreement I provides that ZG Partnership will deliver on March 1, 2005 (the “Agreement I Maturity Date”) a number of shares of Common Stock (or, at the option of ZG Partnership, the cash equivalent of such shares) equal to an amount determined in accordance with the formula set forth therein to

CSFB SAILS Corp. As of the Agreement I Maturity Date, the number of shares ZG Partnership was obligated to deliver to CSFB SAILS Corp. under Agreement I was equal to 750,000.

     In connection with Agreement I, ZG Partnership entered into the Pledge Agreement dated March 1, 2000 among ZG Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation, pursuant to which ZG Partnership pledged 750,000 shares of Common Stock of the Issuer (the “Agreement I Pledged Shares”) to CSFB SAILS Corp. to satisfy its obligations under Agreement I to CSFB SAILS Corp.

     On the Agreement I Maturity Date, in accordance with Agreement I and the Pledge Agreement, the Agreement I Pledged Shares were released from the Pledge Agreement and delivered to CSFB SAILS Corp. in full satisfaction of ZG Partnership’s obligations to CSFB SAILS Corp. under Agreement I.”

     Item 4(a)(D) of Amendment No. 4 to Schedule 13D filed by the Reporting Persons on March 9, 2001 is hereby deleted and restated in its entirety by new Item 4(a)(P) as follows:

“(P) On March 8, 2000, ZG Partnership entered into a forward sale agreement (“Agreement III”) relating to up to 865,000 shares of Common Stock. Agreement III provides that ZG Partnership will deliver on March 8, 2005 (the “Agreement III Maturity Date”) a number of shares of Common Stock (or, at the option of ZG Partnership, the cash equivalent of such shares) equal to an amount determined in accordance with the formula set forth therein to CSFB SAILS Corp. As of the Agreement III Maturity Date, the number of shares ZG Partnership was obligated to deliver to CSFB SAILS Corp. under Agreement III was equal to 865,000.

     In connection with Agreement III, ZG Partnership entered into the Pledge Agreement dated March 8, 2000 among ZG Partnership, CSFB SAILS Corp. and Credit Suisse First Boston Corporation, pursuant to which ZG Partnership pledged 865,000 shares of Common Stock of the Issuer (the “Agreement III Pledged Shares”) to CSFB SAILS Corp. to satisfy its obligations under Agreement III to CSFB SAILS Corp.

     On the Agreement III Maturity Date, in accordance with Agreement III and the Pledge Agreement, the Agreement III Pledged Shares were released from the Pledge Agreement and delivered to CSFB SAILS Corp. in full satisfaction of ZG Partnership’s obligations to CSFB SAILS Corp. under Agreement III.”

     Item 4(a) of Amendment No. 10 is supplementally amended to include the following:

     “(Q) On March 11, 2005, the Issuer issued 981,258 shares of the Issuer’s Common Stock to Optel in connection with Optel’s conversion of $1.0 million of the indebtedness outstanding under the Secured Convertible Promissory Note in the original principal amount of $27.0 million that was issued to Optel by the Issuer on September 16, 2004. The conversion price per share was $1.02.”

ITEM 5. INTEREST IN SECURITIES OF ISSUER

     The following sections of Item 5 are hereby amended and restated in their entirety as follows:

     “(a) Dr. Zwan may be deemed to be the beneficial owner of 50,745,731 shares (including 2,250,000 of which shares are subject to forward sale agreements and pledge agreements and 35,995,723 shares issuable upon conversion of the Note described in Item 4(a) above) or approximately 71.3% of the outstanding shares of Common Stock (based on the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 18, 2005). Each of ZG Partnership and ZG Inc. may be deemed to be the beneficial owner of 13,768,750 shares (including the 2,250,000 shares of Common Stock subject to the forward sale agreements and pledge agreements described in Item 4(a) above) or approximately 19.3% of the outstanding shares of Common Stock (based on the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 18, 2005). Optel may be considered beneficially to own 36,976,981 shares of the Issuer’s Common Stock including 35,995,723 shares issuable upon conversion of the Note described in Item 4(a) above or approximately 52.0% of the outstanding shares of Common Stock (based on the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 18, 2005).”

     “(b) Number of shares as to which each of Dr. Zwan, ZG Nevada Limited Partnership, ZG Nevada, Inc. and Optel has:

(i)	Sole power to vote or direct the vote: Dr. Zwan has sole power to vote or direct the vote of 50,745,731 shares (including 2,250,000 of which shares are subject to forward sale agreements and pledge agreements and 35,995,723 shares issuable upon conversion of the Note described in Item 4(a) above) or approximately 71.3% of the outstanding shares of Common Stock (based on the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 18, 2005). Each of ZG Partnership and ZG Inc. has sole power to vote or direct the vote of 13,768,750 shares of Common Stock (including the 2,250,000 shares of Common Stock subject to the forward sale agreements and pledge agreements described in Item 4(a) above) or approximately 19.3% of the outstanding shares of Common Stock (based on the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 18, 2005). Optel has sole power to vote or direct the vote of 36,976,981 (including 35,995,723 shares issuable upon conversion of a secured convertible promissory note) or approximately 52.0% of the outstanding shares of Common Stock (based on the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 18, 2005).

(ii)	Shared power to vote or direct the vote:

Not applicable.

(iii)	Sole power to dispose or to direct the disposition of: Dr. Zwan has sole power to dispose or to direct the disposition of 48,495,731 (including 35,995,723 shares issuable upon conversion of a secured convertible promissory note) or approximately 68.1% of the outstanding shares of Common Stock (based on the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 18, 2005). Each of ZG Partnership and ZG Inc. has sole power to dispose or direct the disposition of 11,518,750 shares of Common Stock or approximately 16.2% of the outstanding shares of Common Stock (based on the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 18, 2005). Optel has sole power to dispose or to direct the disposition of 36,976,981 shares (including 35,995,723 shares of Common Stock issuable upon conversion of the Note described in Item 4(a) above) or approximately 52.0% of the outstanding shares of Common Stock (based on the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 18, 2005).

(iv)	Shared power to dispose or to direct the disposition of:

Not applicable.”

“(c) Transactions not previously reported on Schedule 13D:

The information set forth in Items 4(a)(N), 4(a)(O), 4(a)(P) and 4(a)(Q) hereto is incorporated herein by reference.”

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2005	BRYAN J. ZWAN

	By:	/s/ Bryan J. Zwan

Name: Bryan J. Zwan

Dated: April 21, 2005	ZG NEVADA LIMITED PARTNERSHIP

By: ZG Nevada, Inc., as General Partner

	By:	/s/ Bryan J. Zwan

Name: Bryan J. Zwan Title: President

Dated: April 21, 2005	ZG NEVADA, INC.

	By:	/s/ Bryan J. Zwan

Name: Bryan J. Zwan Title: President

Dated: April 21, 2005	OPTEL CAPITAL, LLC

	By:	/s/ Bryan J. Zwan

Name: Bryan J. Zwan Title: President

EXHIBIT INDEX

Exhibit
Number	Description
1.	Joint Filing Agreement between Dr. Bryan J. Zwan, ZG Nevada Limited Partnership, ZG Nevada, Inc. and Optel Capital, LLC.